

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2012

Via Fax
Mr. Marshall D. Smith
Chief Financial Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway E., Suite 1200
Houston, Texas 77060

> **Re:**   **Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 17, 2012**
> **Form 10-Q for the Fiscal Quarter ended June 30, 2012**
> **Filed August 2, 2012**
> **Response letter dated August 9, 2012**
> **File No. 1-33614**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Oil and Gas Reserves, page 28

1.   We have read your response to prior comment 1 indicating that you expect to develop all reserves within five years of having first booked the reserves. You state that your estimate of $4.3 billion in future development costs is "...only three times our annual investment pace during 2010 and 2011 ($1.4 billion and $1.5 billion, respectively), and roughly four and a half times our original 2012 capital budget." Tell us the reasons you

believe the relationship between future development costs and both your investment pace and 2012 expenditures constitutes evidence of your ability to develop reserves within the required timeframe. Submit details of your annual investment pace figures, underlying computations, and a reconciliation to related amounts disclosed in your filing.

2.   Tell us the reasons for the differences between development costs reported in your tables in Notes 16.D and 16.E on pages 80 and 81, and to the extent the larger amounts were not expended on properties which you claimed as proved undeveloped at the beginning of each period, identify the properties to which the expenditures relate, describe the nature of the costs incurred, and explain the circumstances under which payments were made.

3.   Please expand your disclosure to include a table showing a rollforward of your proved undeveloped reserves for each period to comply with Item 1203 of Regulation S-K. This should separately present any revisions to previous estimates, purchases, extensions and discoveries, and conversions to developed reserves. You should include a narrative describing your progress for significant properties, relative to the five-year timeframe required for development, with reference to capital expenditures made each period.

4.   Please submit a schedule for our review that shows details of your undeveloped reserves as of December 31, 2011, stratified according to the year in which the quantities were booked, also identifying the corresponding properties, expenditures approved for development (with the total reconciled to your $4.3 billion estimate), and dates that drilling is scheduled to occur. Please describe your development plans with details sufficient to understand the basis for assuming development rates which are accelerated compared to your progress over the last two years, and which reflect your consideration of changes in the economic environment, rig cancellations and ceiling test write-downs.

Financial Statements

Note 4 – Oil and Gas Properties, page 63

5.   We understand from your response to prior comment 2 that you agree to correct the disclosure of property costs on page 81, to report amounts shown for proved developed properties as proved (developed and undeveloped) properties instead. However, you have not addressed the corresponding error in Note 4, which is repeated in Note 2 in each of your subsequent interim reports. Given the significance of the reserves you have attributed to undeveloped proved properties, you should correct all disclosures that incorrectly associate the related capitalized costs with proved developed properties and separately report in tabular form the amounts capitalized for proved undeveloped properties apart from proved developed properties as of the end of each period.

6.   We note that you provide some details about costs capitalized for unproved properties in a table which rolls-forward the balance. And while your table shows acquisition costs, exploration costs, and capitalized interest impacting the total each period, your

adjustments for sales and transfers obscures the year-end composition which you are required to disclose to comply with Rule 4-10(c)(7)(ii) of Regulation S-X. Please modify your disclosure to include a table which shows the amounts in each cost category for unevaluated properties as of year-end.

Note 5 - Property, Plant and Equipment, page 64

7.   Please expand your disclosure to include details about the gathering systems related to the amounts shown in your table so that it is clear why these are not being accounted for in accordance with Rule 4-10(c)(2) of Regulation S-X.

Note 16 - Disclosures about Oil and Gas Producing Activities, page 77

8.   We note your disclosure on page 78 indicating that you may not have complied with FASB ASC 932-235-50-4, requiring disclosure of reserves, in stating that "The inventory of bookable locations available to the Company is substantially larger than the amount ultimately included in the Company's year-end reserves."

If you have established reserves, as defined in Rule 4-10(a) of Regulation S-X, but have excluded these from your report, then you will need to amend your filing to correct the accounting and disclosures. However, if you are referring to quantities for which you have not met all of the criteria necessary to claim reserves, you will need to revise your disclosure to clarify that such quantities are not bookable and to reveal the true status of these other properties.

If you believe that such quantities would qualify as reserves were it not for the requirement to develop within five years, or if there are other factors which cause the prospect of recovery to be as likely as not, you should determine whether these may be quantified and disclosed as probable reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief